Exhibit 99.1

Absolute Software Announces Alice Hansen as New Chief Marketing Officer

Industry Veteran Brings Extensive Experience to Elevate Absolute’s Global Brand and Support its Growth Plans

VANCOUVER, British Columbia and SAN JOSE, Calif. — October 4, 2022 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), the only provider of self-healing, intelligent security solutions, today announced Alice Hansen joined the company as Chief Marketing Officer. Her appointment corresponds with the company’s growth momentum and international expansion.

A proven leader with deep expertise in driving new growth strategies, Alice will lead all aspects of Absolute’s global marketing organization, which includes corporate and brand, partner, product and field marketing. She’ll be responsible for developing and executing strategies that builds on Absolute’s security brand and market position.

Alice has a proven track record of helping companies drive growth through effective messaging, awareness, lead generation, product positioning, and the creation of new market categories that enable high growth sales. Alice has held critical leadership roles across many well-known brands, such as Salesforce, Autodesk and more. Prior to joining Absolute, Alice led corporate marketing at Anaplan, where she and her team drove category creation, contributing to a 16x+ revenue multiple at acquisition in 2022.

“It is an exciting time to be joining Absolute as we continue delivering the resilient security solutions that our customers need, expanding our routes to market and moving into additional international regions,” said Christy Wyatt, President and CEO of Absolute. “As the world continues to adapt to this new “Work from Anywhere” Era, the need for truly resilient security has never been clearer and we are excited to work with Alice as we focus and amplify our efforts on helping customers.”

“I am thrilled to join Absolute and to lead the global marketing team. We live in a world where cybersecurity is paramount to the success of every organization in today’s digital economy,” said Alice Hansen. “With persistence and self-healing capabilities embedded in over 600 million devices, Absolute is poised to shape the next era of cyber resilience as we continue to grow and solve our customers’ challenges.”

About Absolute Software

Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than 600 million devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly

18,000 customers, G2 recognized Absolute as a leader for the tenth consecutive quarter in the Summer 20022 Grid® Report for Endpoint Management and as a high performer in the G2 Grid Report for Zero Trust Networking.

©2022 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation or its subsidiaries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

For more information, contact:

Media Relations

Becki Levine

press@absolute.com

858-524-9443

Investor Relations

Joo-Hun Kim

IR@absolute.com

212-868-6760